UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GSE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36227K106

(CUSIP Number)

Angeleno Investors III, L.P.

Angeleno Global Equities, L.P.

Attn: William Miller

2029 Century Park East, Suite 2980

Los Angeles, California 90067

Telephone (310) 552-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Investors III, L.P. 26-3831605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 930,101 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 930,101 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,101 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Global Equities, L.P. 27-4390348
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 225,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group Management III, LLC 26-3831516
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 930,101 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 930,101 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,101 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Equities Management I, LLC 27-4390302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 225,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group, LLC 95-4878912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 930,101 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 930,101 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,101 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group Advisors, LLC 47-4873215
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 225,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

This Amendment No. 1 hereby amends and supplements this Schedule 13D jointly filed by (i) Angeleno Investors III, L.P., a Delaware limited partnership (“AILP3”), (ii) Angeleno Global Equities, L.P., a Delaware limited partnership (“AGE”), (iii) Angeleno Group Management III, LLC, a Delaware limited liability company (“AILP3 GP”), (iv) Angeleno Equities Management I, LLC, a Delaware limited liability company (“AGE GP”), (v) Angeleno Group, LLC, a Delaware limited liability company (“Angeleno Group”), and (vi) Angeleno Group Advisors, LLC, a Delaware limited liability company (“AGA”) (collectively, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on December 17, 2015 (this “Schedule 13D”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

Since December 17, 2015, AILP3 has purchased, in the aggregate, an additional 148,565 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of approximately $296,100. Since December 17, 2015, AGE has purchased, in the aggregate, an additional 25,000 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of approximately $51,500.

The source of the funds used by AILP3 to purchase such shares was working capital of AILP3. The source of the funds used by AGE to purchase such shares was working capital of AGE.

The information set forth in Item 5(c) below is hereby incorporated by reference in response to this Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b)	AILP3 beneficially owns 930,101 shares of Common Stock, which represents approximately 5.2% of the outstanding Common Stock.(1) By virtue of their respective control over AILP3, each of AILP3 GP and Angeleno Group may be deemed to beneficially own all Common Stock beneficially owned by AILP3. AILP3 has the sole power to vote and direct the disposition of all Common Stock beneficially owned by AILP3, except to the extent it may be deemed to share such power with AILP3 GP and Angeleno Group by virtue of their control over AILP3.

AGE beneficially owns 225,000 shares of Common Stock, which represents approximately 1.3% of the outstanding Common Stock. By virtue of their respective control over AGE, each of AGE GP and AGA may be deemed to beneficially own all Common Stock beneficially owned by AGE. AGE has the sole power to vote and direct the disposition of all Common Stock beneficially owned by AGE, except to the extent it may be deemed to share such power with AGE GP and AGA by virtue of their control over AGE.

Accordingly, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,155,101 shares of Common Stock, which represent approximately 6.5% of the outstanding Common Stock.

(1)	All calculations of percentage ownership in this Schedule 13D are based on 17,897,859 shares of Common Stock outstanding as of November 11, 2015, as reported in the Form 10-Q which was filed by GSE with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

AILP3 and AGE are separate investment funds, each of which pursues its own investment strategy independent from the other. Nevertheless, because there is some overlap in the ownership and control of Angeleno Group and AGA, the Reporting Persons are filing this Schedule 13D jointly in the event they may be deemed to be in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. AILP3, AILP3 GP and Angeleno Group, on the one hand, and AGE, AGE GP and AGA, on the other hand, disclaim membership in a group with the other. AILP3, AILP3 GP and Angeleno Group disclaim membership in a group with each other, except to the extent AILP3 GP’s control of AILP3, and Angeleno Group’s control of AILP3 GP and thus AILP3, may cause them to be deemed to be in a group with each other. AGE, AGE GP and AGA disclaim membership in a group with each other, except to the extent AGE GP’s control of AGE, and AGA’s control of AGE GP and thus AGE, may cause them to be deemed to be in a group with each other.

Other than shares of Common Stock beneficially owned by AILP3 and AGE, none of the Reporting Persons or the Principals may be deemed to beneficially own any shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any principal, partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of the Principals disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by AILP3 (other than transactions previously reported in this Schedule 13D). All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
10,000	2.040	1/15/2016
135,863	1.989	1/19/2016
2,702	2.034	1/20/2016

The following table lists all transactions in Common Stock effected during the past sixty days by AGE (other than transactions previously reported in this Schedule 13D). All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
25,000	2.060	1/15/2016

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

ANGELENO INVESTORS III, L.P.

By:	Angeleno Group Management III, LLC, its general partner

/s/ Daniel Weiss
By: Daniel Weiss
Title: Authorized Signatory

ANGELENO GLOBAL EQUITIES, L.P.

By:	Angeleno Equities Management I, LLC, its general partner

/s/ William Miller
By: William Miller
Title: Authorized Signatory

ANGELENO GROUP MANAGEMENT III, LLC

/s/ Daniel Weiss
By: Daniel Weiss
Title: Authorized Signatory

ANGELENO EQUITIES MANAGEMENT I, LLC

/s/ William Miller
By: William Miller
Title: Authorized Signatory

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

ANGELENO GROUP, LLC

/s/ Daniel Weiss
By: Daniel Weiss
Title: Authorized Signatory

ANGELENO GROUP ADVISORS, LLC

/s/ William Miller
By: William Miller
Title: Authorized Signatory

CUSIP No. 36227K106	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 17, 2015, by and among the Reporting Persons (previously filed as Exhibit 1 to this Schedule 13D filed by the Reporting Persons with the SEC on December 17, 2015).